UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Fuling Global Inc.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G3729B 102
(CUSIP Number)

October 26, 2015
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. G3729B 102	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS Silver Trillion Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,541,668 ordinary shares. Guilan Jiang may also be deemed to have sole voting power with respect to 5,541,668 ordinary shares.
	6.	SHARED VOTING POWER See item 5.
	7.	SOLE DISPOSITIVE POWER 5,541,668 ordinary shares. Guilan Jiang may also be deemed to have sole dispositive power with respect to 5,541,668 ordinary shares.
	8.	SHARED DISPOSITIVE POWER See item 7.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,541,668 ordinary shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 35.2%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Cusip No. G3729B 102	13G	Page 3 of 6 Pages

1.	NAME OF REPORTING PERSONS Guilan Jiang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,541,668 ordinary shares. Silver Trillion Investments Limited may also be deemed to have sole voting power with respect to 5,541,668 ordinary shares.
	6.	SHARED VOTING POWER See item 5.
	7.	SOLE DISPOSITIVE POWER 5,541,668 ordinary shares. Silver Trillion Investments Limited may also be deemed to have sole dispositive power with respect to 5,541,668 ordinary shares.
	8.	SHARED DISPOSITIVE POWER See item 7.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,541,668 ordinary shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 35.2%
12.	TYPE OF REPORTING PERSON IN

Cusip No. G3729B 102	13G	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:
Fuling Global Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
Southeast Industrial Zone Songmen Town Wenling, Zhejiang Province, China 317511

Item 2(a).	Name of Person Filing:
Silver Trillion Investments Limited
Guilan Jiang

Item 2(b).	Address of Principal Business Office or, if none, Residence:
Silver Trillion Investments Limited c/o Guilan Jiang Southeast Industrial Zone Songmen Town Wenling, Zhejiang Province, China 317511

Guilan Jiang c/o Fuling Global Inc. Southeast Industrial Zone Songmen Town Wenling, Zhejiang Province, China 317511

Item 2(c).	Citizenship:
Silver Trillion Investments Limited – British Virgin Islands
Guilan Jiang – People’s Republic of China

Item 2(d).	Title of Class of Securities:
Ordinary Shares

Item 2(e).	CUSIP Number:
G3729B 102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Cusip No. G3729B 102	13G	Page 5 of 6 Pages

Item 4.	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Silver Trillion Investments Limited	5,541,668	35.2%	5,541,668	5,541,668	5,541,668	5,541,668
Guilan Jiang	5,541,668	35.2%	5,541,668	5,541,668	5,541,668	5,541,668

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

Cusip No. G3729B 102	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 16, 2016

Silver Trillion Investments Limited
By:	/s/ Guilan Jiang
Name:	Guilan Jiang
Title:	Director

Guilan Jiang
/s/ Guilan Jiang

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement